Simmons First Investment Group, Inc.

Accountants' Report and Financial Statement

December 31, 2011 and 2010



Simmons First Investment Group, Inc.

Accountants' Report and Financial Statement

December 31, 2011 and 2010



CPAs & Advisors



SECU~~~~~~~ ION

12010984

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 22 2012

Washington
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/11**_____AND ENDING_____**12/31/11**_____
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:**Simmons First Investment Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8315 Cantrell Road, Suite 200
_____(No. and Street)_____

Little Rock	**Arkansas**	**72227**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Grace H. Hobbs   **(501) 223-4350**
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
_____
(Name – _if individual. state last, first. middle name_)

400 West Capitol, Suite 2500	**Little Rock**	**Arkansas**	**72201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Richard W. Johnson, President_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Simmons First Investment Group, Inc._____ , as of _____December 31_____ , 20_11____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
_____
(Signature)

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Simmons First Investment Group, Inc.
December 31, 2011 and 2010

Contents



400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040   Fax 501.372.1250   www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Simmons First Investment Group, Inc. (a wholly owned subsidiary of Simmons First National Bank) (the Company) as of December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
February 10, 2012





Simmons First Investment Group, Inc.
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash	$ 18,014	$ 71,076
Deposits with clearing organization	80,000	80,000
Securities owned at market value	5,793,636	5,759,714
Premises and equipment, net	18,705	18,993
Deferred income taxes	25,242	22,079
Receivable from clearing organization	34,428	174,943
Other assets	23,036	41,585
Total assets	$ 5,993,061	$ 6,168,390
Liabilities and Stockholder's Equity		
Liabilities		
Payable to clearing organization	$ 4,874	$ 7,466
Income taxes payable to affiliate	-	6,608
Accounts payable and accrued expenses	136,774	267,160
Total liabilities	141,648	281,234
Stockholder's equity		
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding: 1,000 shares	10	10
Additional paid-in capital	4,999,990	4,999,990
Retained earnings	851,413	887,156
Total stockholder's equity	5,851,413	5,887,156
Total liabilities and stockholder's equity	$ 5,993,061	$ 6,168,390

See Notes to Financial Statement

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2011 and 2010

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services including principal transactions, agency transactions and participation in syndicate and selling groups of various underwriting activities. The Company earns its revenue primarily from the sale of fixed-income securities, *i.e.*, U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments, to both institutional and individual customers.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent because such assets would be segregated for the benefit of customers only. At December 31, 2011 and 2010, no amounts were required to be segregated pursuant to federal and other regulations.

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2011 and 2010

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on the trade date as they are settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Commissions

Customers' securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons First National Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

As of December 31, 2011 and 2010, the Company has a prepaid (liability) to an affiliate for income taxes of $452 and ($6,608), respectively.

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2011 and 2010

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statements and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Employee Benefit Plans

At December 31, 2011 and 2010, the Company participates in both a 401(k) retirement plan and a profit sharing plan of the Corporation.

Note 2: Securities Owned

The fair values of securities owned are as follows:

	2011	2010
U.S. government-sponsored enterprises (GSEs)	$ 3,993,636	$ 3,059,714
Money market funds	1,800,000	2,700,000
Total	$ 5,793,636	$ 5,759,714

Note 3: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2011	2010
Leasehold improvements	$ 87,335	$ 87,335
Equipment	159,123	149,175
	246,458	236,510
Less accumulated depreciation	227,753	217,517
Net premises and equipment	$ 18,705	$ 18,993

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2011 and 2010

Note 4:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had:

	2011	2010
Net capital, as defined	$ 5,430,371	$ 5,386,371
Required net capital	(250,000)	(250,000)
Excess net capital	$ 5,180,371	$ 5,136,371
Ratio of aggregate indebtedness to net capital	0.0261 to 1	0.0522 to 1

Note 5:   Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expense for these services as part of an expense-sharing agreement entered into during the period ending December 31, 2011. At December 31, 2011 and 2010, the Company did not have any amount payable to the Bank.

The Company's cash held by the Bank was $18,014 and $71,076 at December 31, 2011 and 2010, respectively.

Note 6:   Disclosures About Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 has been applied prospectively as of the beginning of the year.

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2011 and 2010

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2011 and 2010

The following table presents estimated fair values of the Company's financial instruments.

| | | Fair Value Measurements Using | | |
	Fair Value	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011				
Securities owned	$ 5,793,636	$ 1,800,000	$ 3,993,636	$ -
December 31, 2010				
Securities owned	$ 5,759,714	$ 2,700,000	$ 3,059,714	$ -

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Note 7:   Leases

The Company has one non-cancelable operating lease, primarily for office space, that expires in 2012. This lease contains a renewal option for two two-year periods.

Future minimum lease payments under operating leases are:

	Operating Leases
2012	$ 92,217
Total minimum lease payments	$ 92,217

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2011 and 2010

Note 8: Subsequent Events

Subsequent events have been evaluated through February 10, 2012, which is the date the financial statements were available to be issued.



400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040   Fax 501.372.1250   www.bkd.com

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures Related to an Entity's
SIPC Assessment Reconciliation**

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Simmons First Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Simmons First Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Simmons First Investment Group, Inc.'s management is responsible for Simmons First Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences

3. Noted no adjustments to be reported in Form SIPC-7

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments, noting no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



experience BKD

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Little Rock, Arkansas
February 10, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **December 31** 20 **11**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 053370 FINRA DEC
> SIMMONS FIRST INVESTMENT GROUP INC 20*20
> 8315 CANTRELL RD STE 200
> LITTLE ROCK AR 72227-2355

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Grace H. Hobbs (501) 223-4350

2. A. General Assessment (item 2e from page 2) .... $ **5,889**

   B. Less payment made with SIPC-6 filed (exclude interest) ...... (**2,939**)
      July 12, 2011
      Date Paid

   C. Less prior overpayment applied ...... (_____)

   D. Assessment balance due or (overpayment) **2,950**

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ...... _____

   F. Total assessment balance and interest due (or overpayment carried forward) ...... $ **2,950**

   G. PAID WITH THIS FORM.
      Check enclosed, payable to SIPC
      Total (must be same as F above) ...... $ **2,950**

   H. Overpayment carried forward ...... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Simmons First Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Vice President & Treasurer
(Title)

Dated the **18th** day of **January** 20 **12**

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01 , 20 11
and ending 12/31 , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,933,695

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts. — 133

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 133

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 203,332

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 243,255

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. — 6,728

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 124,739

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions — 578,054

2d. SIPC Net Operating Revenues — $ 2,355,774

2e. General Assessment @ .0025 — $ 5,889

(to page 1, line 2.A.)